Via Facsimile and U.S. Mail
Mail Stop 6010

June 11, 2008

Mr. Liu Yan Qing
Chairman, Chief Executive Officer and President
China Sky One Medical, Inc.
Room 1706, No. 30 Di Wang Building, Gan Shui Road,
Nandang District, Harbin, People's Republic of China 150001

Re: China Sky One Medical, Inc.
**   Item 4.01 Form 8-K**
**   Filed May 28, 2008**
**   File No. 001-34080**

Dear Mr. Qing:

        We have completed our review of your Item 4.01 disclosure as provided in Form 8-K/A filed on June 10, 2008 and have no further comment at this time.

                                        Sincerely,

                                        Kei Ino
                                        Staff Accountant